

September 7, 2012

Via E-mail
Mr. Michael J. Angelakis
Principal Financial Officer
NBCUniversal Media, LLC
30 Rockefeller Plaza
New York, New York 10112-0015

> **Re: NBCUniversal Media, LLC**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 23, 2012**
> **Response dated August 2, 2012**
> **File No. 333-174175**

Dear Mr. Angelakis:

We have reviewed your response letter dated August 2, 2012 and have the following comments. As noted in our letter dated June 28, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 47

1. We note your response to prior comment one. As discussed with you in our telephone call on September 5, 2012, we continue to believe that your current presentation is not in compliance with Rule 5-03 of Regulation S-X. Please revise your presentation accordingly.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director